April 12, 2023

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Ms. Christina DiAngelo Fettig

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. Fettig:

Below please find our responses to your comments with respect to the Registrant’s Registration Statement on Form N-14 (File No. 333-270510) (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2023 (accession number 0001580642-23-001482) related to the reorganization of the Hull Tactical US ETF (the “Target ETF”), a series of the Exchange Traded Concepts Trust into the Hull Tactical US ETF (the “Acquiring ETF”), a series of the Capitol Series Trust (the “Reorganization”).

Proxy Statement/Prospectus

Comment 1: Confirm in correspondence any repositioning of securities of the Target ETF in connection with the Reorganization, whether planned or forced.

Response to Comment 1: There will be no repositioning of the securities of the Target ETF in connection with the Reorganization, either planned or forced. The entire portfolio of the Target Fund will transition to the Acquiring Fund, and there will be no repositioning of the portfolio prior to the Reorganization As detailed in the N-14, however, although the Target ETF and Acquiring ETF have the same investment objectives and substantially similar principal investment strategies, HTAA has not been able to fully implement its options strategy as it relates to the Target Fund. That is because the Target Fund’s Adviser, Exchange Traded Concepts, LLC and the ETC Trust have been reluctant to take on the derivatives risk management oversight responsibilities associated with such investments. If the Plan is approved is approved by shareholders, HTAA intends to fully implement the options component of its principal investment strategies as the Acquiring ETF Adviser, and the Acquiring ETF Adviser and the Acquiring Trust will assume the derivatives risk management oversight responsibilities associated with these investments.

Comment 2: The fifth paragraph on the cover page of the Proxy Statement/Prospectus indicates that the Target ETF and Acquiring ETF have “identical investment objectives and principal investment strategies” while disclosure elsewhere indicates “substantially similar principal investment strategies.” Please conform the disclosures for consistency, as appropriate.

Response to Comment 2: The subject disclosure on the cover page of the Proxy Statement/Prospectus has been updated to reflect that the Target ETF and Acquiring ETF have the same investment objectives and substantially similar principal investment strategies.

Comment 3: Please hyperlink the documents incorporated by reference, as listed in the bullets on the second page of the cover page of the Proxy Statement/Prospectus. In addition, please update the reference to the prospectus of the Target ETF to the most recent registration statement dated April 1, 2023.

Response to Comment 3: The requested changes have been incorporated into the Proxy Statement/Prospectus.

Comment 4: On page 4 of the Summary, related to “Who will pay the costs associated with the Reorganization?,” please state that HTAA will pay the costs associated with the Reorganization whether or not the Reorganization is consummated.

Response to Comment 4: The requested change has been incorporated.

Comment 5: On page 5 of the Summary, related to “What happens if the Reorganization is not approved?,” it states that in the event that the Reorganization does not take place, the ETC Board will consider further actions to take. However, the disclosure on page 23 indicates that there are currently no other proposed actions contemplated. Please conform the disclosure.

Response to Comment 5: The referenced disclosure in the Summary has been updated to include the following statement: “Currently, there are no alternative actions contemplated by the ETC Board for the Target ETF.”

Comment 6: Please remove the phrase “with a different fiscal year end than the Target ETF” referenced under “What are the fees and expenses of the Target ETF and what will the fees and expenses of the Acquiring ETF be after the Reorganization?” on page 15 of the Summary.

Response to Comment 6: The requested change has been incorporated.

Comment 7: Please complete the Expense Example hypothetical on page 16 of the Summary referenced under “What are the fees and expenses of the Target ETF and what will the fees and expenses of the Acquiring ETF be after the Reorganization?”

Response to Comment 7: The missing data has been included as follows:

Example

These examples are intended to help you compare the cost of investing in the Target ETF Shares with the cost of investing in the Acquiring ETF Shares, both before and after the Reorganization. The example assumes:

●	You invest $10,000 in the Target ETF and in the Acquiring ETF for the periods shown;

●	Your investment has a 5% return each year and the Funds’ operating expenses remain the same (except that any applicable fee waiver or expense reimbursement is reflected only through its expiration date);

●	You reinvest all distributions and dividends without a sales charge;

 Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Target ETF – (with or without redemption at end of period)	$97	$303	$525	$1,166
Pro Forma – Acquiring ETF (assuming the Reorganization is completed)*	$97	$303	$525	$1,166

Comment 8: The footnote to the Expense Example on page 16 of the Summary states, “Pro forma numbers are estimated as if the Reorganization had been completed as of June 2, 2023, and reflect the expense ratio for the period ended October 31, 2023, the Acquiring ETF’s new fiscal year end, and do not include the estimated costs of the Reorganization.” The disclosure in the first paragraph of this section referenced under “What are the fees and expenses of the Target ETF and what will the fees and expenses of the Acquiring ETF be after the Reorganization?” states that the fees and expenses are based on the anticipated expenses of the Acquiring ETF during its first year of operations. Please conform the disclosures.

Response to Comment 8: The referenced sentence in the footnote to the Expense Example has been updated as follows (emphasis included to denote change): “Pro forma numbers are estimated as if the Reorganization had been completed as of June 2, 2023, and reflect the expense ratio for the period ended October 31, 2023, the Acquiring ETF’s new fiscal year end and reflect the anticipated expenses of the Acquiring Fund during its first fiscal period of operations, and do not include the estimated costs of the Reorganization.”

Comment 9: On page 17 of the Summary please include the year-to-date return as of the most recent quarter end following the bar chart in the section related to “How do the performance records of the ETFs compare?” consistent with the requirements of Form N-1A.

Response to Comment 9: The year-to-date return as of the most recent quarter end has been included.

Comment 10: Please consider if it is appropriate to expand the discussion under the fifth bullet point “The net assets of the Target ETF since its inception and the potential for the Acquiring ETF to increase its assets over time compared to the Target ETF.,” on page 22 under the heading “Reasons for the Reorganization” and modify accordingly.

Response to Comment 10: The subject disclosure has been deleted.

Comment 11: The second sentence of the last paragraph on page 22 states “The Board also noted that the Reorganization has the potential over time to lead to economies of scale that might lead to lower annual fund operating expenses for the Acquiring ETF.” Please explain how the Reorganization would lead to lower expenses of the Acquiring ETF or consider removing the subject disclosure.

Response to Comment 11. The subject disclosure has been deleted.

Comment 12: The capitalization table data on page 24 under “Who will pay the expenses of the Reorganization?” needs to be completed and provided to the SEC prior to effectiveness of the Proxy Statement/Prospectus. Please include the data in an N-14a filing, along with a delaying amendment. The SEC will review the information and work with the Registrant on effectiveness of the Proxy Statement/Prospectus.

Response to Comment 12: The updated capitalization table below has been included in the submission of a Form N-14a filing, along with a delaying amendment.

What are the capitalizations of the Funds and what might the Acquiring ETF’s capitalization be after the Reorganization?

The following table sets forth as of March 29, 2023, the capitalization of the Target ETF and the projected capitalization of the Acquiring ETF as adjusted to give effect to the proposed Reorganization and assumes that the Reorganization is approved for the Target ETF. At the closing of the Reorganization, shareholders of the Target ETF will receive the Acquiring ETF Shares based on the relative NAVs per shares of the Funds as of 4:00 p.m., Eastern time, on the Closing Date.

	Target ETF	Pro Forma- Acquiring ETF after Reorganization (estimated)
Net Assets	$25,018,729.69	$25,018,729.69
Total Shares Outstanding	850,000	850,000
NAV per Share	$29.43	$29.43

Statement of Additional Information

Comment 13: In the Statement of Additional Information, at page 3, please hyperlink the documents incorporated by reference, as listed in the bullets. In addition, please update the reference to the prospectus of the Target ETF to the most recent registration statement dated April 1, 2023.

Response to Comment 13: The requested changes have been incorporated into the Statement of Additional Information.

Part C

Comment 14: With regard to the Consent of the Independent Registered Public Accounting Firm filed with Part C, please consider requesting the auditors include all name references included in the Proxy Statement/Prospectus and file an updated consent.

Response to Comment 14: An updated Consent of the Independent Registered Public Accounting Firm is being filed with Form N-14/A submitted subsequently herewith.

If you have any additional questions, or need additional information, please contact me by phone at 513-346-4152 or by e-mail at pleone@ultimusfundsolutions.com. Alternatively, you may contact Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-632-0897 or by e-mail at Thomas.Sheehan@practus.com.

Sincerely,
/s/ Paul Leone
Mr. Paul Leone, Secretary Capitol Series Trust

cc:	Mr. Martin Dean, Chief Compliance Officer Ms. Tiffany Franklin, Assistant Secretary